Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

CYBEX INTERNATIONAL, INC.

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is Cybex International, Inc. (the “Corporation”). The name under which the Corporation was formed is Lumex, Inc.

SECOND: The certificate of incorporation of the Corporation was filed with the Department of State on September 9, 1953.

THIRD: The Certificate of Incorporation of the Corporation is hereby amended by adding the following provision to Paragraph THIRD, Subparagraph B of the Certificate of Incorporation regarding the designation, relative rights, preferences, and limitations of the shares of Series B Convertible Cumulative Preferred Stock, as fixed by the Board of Directors of the Corporation pursuant to the authorization contained Article THIRD in the Corporation’s Certificate of Incorporation:

Series B Convertible Cumulative Preferred Stock.

(a) Designation. A total of 100,000 shares of the Corporation’s Preferred Stock shall be designated the “Series B Convertible Cumulative Preferred Stock” (the “Series B Preferred Stock”).

(b) Dividends. The holders of the Series B Preferred Stock, in preference to the holders of Common Stock and any subsequently designated series of Preferred Stock which is junior in right of payment to the Series B Preferred Stock, shall be entitled to receive, as and when declared by the Board of Directors and out of assets which by law are available for payment of dividends, and subject to the dividend rights of any subsequently designated series of Preferred Stock which is senior to or on a parity with the Series B Preferred Stock in payment preference, cumulative dividends at the rate of 10% per annum of the original issuance price of each share (or a pro rata portion thereof if the Series B Preferred Stock is outstanding for only a portion of the year), payable at such time or times as may be determined by the Board of Directors, and accruing from the date on which the respective shares of Series B Preferred Stock shall be issued. Such dividends will be cumulative so that if dividends with respect to any period at the aforesaid rate shall not have been paid upon or declared and set apart for the Series B Preferred Stock, the deficiency shall be fully paid and set apart before any dividends shall be paid upon or declared or set apart for the Common Stock or any such junior series of Preferred Stock. Accumulation of dividends shall not bear interest. The holders of Series B Preferred Stock shall be entitled to participate in such dividends ratably on the basis of the amount of all accrued but unpaid dividends on each outstanding share. All references herein to the issuance price of a share of Series B Preferred Stock refers to the price at which such share was issued by the Corporation, as reasonably determined by the Board of Directors, adjusted to equitably reflect any subsequent stock split, stock dividend, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the Series B Preferred Stock.

(c) Liquidation. The Series B Preferred Stock shall be preferred as to assets over the Common Stock and any subsequently designated series of Preferred Stock which is junior in liquidation preference to the Series B Preferred Stock, so that in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and subject to the liquidation rights and preferences of any subsequently designated series of Preferred Stock which is senior to or on a parity with the Series B Preferred Stock in liquidation preference, the holders of Series B Preferred Stock shall be entitled to have set apart for them, or to be paid, out of the assets of the Corporation before any distribution is made to or set apart for the holders of Common Stock or any such junior series of Preferred Stock, an amount in cash equal to the original issuance price of each share plus all accrued but unpaid dividends thereon, whether or not declared. In the event there are insufficient assets to satisfy in full the liquidation preferences of the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to participate in such distributions ratably on the basis of the amount of liquidating distributions otherwise payable to each such holder.

(d) Voting. (i) The holders of each share of Series B Preferred Stock shall not be entitled to vote, except (x) as provided in clause (ii) below or (y) where a provision of law expressly confers a right to vote on a particular matter.

(ii) So long as shares of the Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided by law, of holders of at least 66- 2/3% of the outstanding shares of Series B Preferred Stock, alter or change any of the powers, preferences, privileges or rights of the Series B Preferred Stock.

(e) Conversion. (i) Each outstanding share of Series B Preferred Stock shall be convertible, from and after the Convertibility Date (as herein defined), into Common Stock of the Corporation, as follows:

(x) At the option of the holder thereof at any time, by written notice of conversion delivered to the Secretary of the Corporation; or

(y) The affirmative vote or written consent of the holders of record of at least 66- 2/3% of the outstanding shares of the Series B Preferred Stock, voting as a class.

(ii) Notwithstanding any contrary provision contained in this subparagraph (e), the shares of Series B Preferred Stock shall not be convertible into Common Stock until on or after the date (the “Convertibility Date”) which is the later of (x) six months and one day from the original issuance date of such share, (y) June 30, 2004, or (z) the date on which the shareholders of the Corporation approve the convertibility rights set forth in this subparagraph (e).

(iii) Each share of the Series B Preferred Stock, upon conversion, shall be converted into one-hundred (100) shares of Common Stock (the “Conversion Ratio”) subject to adjustment as set forth in subsection (vii) below.

(iv) For all purposes the rights of a holder of shares of Preferred Stock as such holder (including the accrual of dividends) shall cease, and the person or persons in whose name or names the certificates for the shares of Common Stock issuable upon such conversion are to be issued shall be deemed to have become the record holder or holders of such shares of Common Stock, at the close of business on the date of conversion.

(v) Within 30 full business days after the date of conversion, the holder of the converted shares of Preferred Stock shall receive, in payment of all accrued but unpaid dividends to the date of conversion, either a cash payment in such amount or, at the option of the Corporation, a number of shares of Common Stock determined by dividing the amount of such dividends by the Market Value (as herein defined) of a share of Common Stock on the date of conversion.

(vi) The Corporation shall, within 30 full business days after the date of conversion, execute and deliver to each converted holder of the Preferred Stock a certificate or certificates for the applicable number of full shares of Common Stock (including any shares issuable pursuant to clause (v) above). The Corporation shall not be required upon such conversion to issue a certificate representing any fraction of a share of Common Stock, but in lieu thereof may pay cash for such fraction of a share equal to its proportionate Market Value on the date of conversion. All shares of Common Stock issuable upon such conversion shall be fully paid and nonassessable.

(vii) The Conversion Ratio shall be adjusted from time to time pursuant to this subparagraph (vii). In case the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares (including by means of a dividend payable in shares of the Common Stock), the Conversion Ratio shall be proportionately reduced (i.e., each share of Series B Preferred Stock shall be convertible into a larger number of Common Shares). Conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Conversion Ratio shall be proportionately increased. Upon any adjustment of the Conversion Ratio, the Corporation shall give written notice thereof to the registered holders of the Series B Preferred Stock, setting forth the then Conversion Ratio.

(viii) The term “Market Value” as utilized herein refers to the average of the closing prices of the Common Stock on the securities exchange on which the security is at the time listed, during the thirty trading days preceding the date of determination, or if such security is not then so listed, the fair value thereof as determined by the Board of Directors in its reasonable discretion.

(f) Redemption. (i) Mandatory Redemption. In the event that either (x) the shareholder approval specified in subparagraph (e)(ii)(z) above shall not have been obtained on or before June 30, 2004, or (y) a Sale (as hereafter defined) shall have occurred, at the option and written election of holders of the majority of the outstanding shares of Series B Preferred Stock, the Corporation shall redeem all or such portion of the outstanding shares of Series B Preferred Stock as is specified in such election, at a price equal to the original issuance price of each such share, plus all accrued but unpaid dividends to the date of redemption. Notice of the election of such right shall be given by the holders of a majority of the outstanding shares of Series B Preferred Stock to the Corporation (and to the holders of the Senior Debt (as defined herein), if any Senior Debt is then outstanding,), which notice shall also specify the number of shares held by such holders which shall be redeemed by the Corporation. Such redemption shall occur within 45 full business days after the delivery of such written notice and shall be subject to the surrender of the certificate(s) representing such shares and such other reasonable conditions as shall be specified by the Corporation. Notwithstanding the foregoing, such right of redemption shall not be exercisable at any time the Senior Debt is outstanding, except with the prior written consent of all holders of the Senior Debt.

The term “Sale” as utilized herein refers to (x) a sale of substantially all of the assets of the Corporation, not in the ordinary course, to an unaffiliated third party; or (y) the transfer, in one transaction or a series of transactions, to an unaffiliated third party of outstanding shares of capital stock of the Corporation representing at least 60% of the then outstanding voting capital stock of the Corporation; or (z) a merger or consolidation of the Company having the same effect as item (x) or (y) above.

(ii) Optional Redemption. At any time after June 30, 2008, at the option of the Corporation, the Corporation may redeem all or any portion of the outstanding shares of Series B Preferred Stock, at a price equal to the original issuance price of each such share, plus all accrued but unpaid dividends to the date of redemption. If less than all outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be chosen by lot in such manner and subject to such procedures as may be specified by the Board of Directors. At least 30 full business days prior to the date for redemption of such shares, written notice thereof shall be mailed to each holder of record of shares of Series B Preferred Stock in a postage paid envelop addressed to such holder at his address as shown on the stock records of the Corporation, notifying the holder of such election to redeem such shares, stating the date fixed for redemption thereof and calling on the holder to surrender on the redemption date the certificate(s) representing such shares to be redeemed and setting forth such other reasonable conditions as shall be specified by the Corporation. Such holders shall, however, at any time prior to the redemption date, have the right to exercise the right of conversion with respect to such shares pursuant to subparagraph (e) above, but only to extent the Convertibility Date shall have occurred.

(g) Subordination to Senior Debt. (i) The term “Senior Debt” as utilized herein refers to all present and future indebtedness (whether principal, interest (including without limitation, interest accruing after the commencing of a bankruptcy proceeding by or against the Corporation), fees, collection costs, expenses, liabilities, obligations (including, without limitation, letter of credit reimbursement obligations), and other amounts now or hereafter owing by the Corporation, whether direct or indirect, absolute or contingent, secured or unsecured, due or to become due, liquidated or unliquidated, whether now existing or hereafter arising, pursuant to or arising out of (x) the Financing Agreement, between the Corporation and the CIT Group/Business Credit, Inc., entered into on or about the time the Certificate of Amendment creating the Series B Preferred Stock was filed of record (as the same may be amended, renewed, extended or supplemented from time to time), and (y) the Financing Agreement, between the Corporation and Hilco Capital, LP, entered into on or about the time the Certificate of Amendment creating the Series B Preferred Stock was filed of record (as the same may be amended, renewed, extended or supplemented from time to time).

(ii) Notwithstanding any contrary provision contained herein, the right of holders of shares of the Series B Preferred Stock to receive any cash payment with respect to the Series B Preferred Stock (whether as a dividend, a liquidation or redemption payment or otherwise) is junior and subordinate to the Senior Debt and, except with the prior written consent of all holders of the Senior Debt, the Corporation will not make, and the holders of the Series B Preferred Stock will not accept, any such payment until the Senior Debt shall have been indefeasibly paid in full. Any holder of the Series B Preferred Stock which receives any payment in violation of this subparagraph (g) will hold such payment in trust for the holders of the Senior Debt.

(h) No Preemptive Rights. Holders of shares of the Series B Preferred Stock shall have no preemptive rights.

FOURTH: The Board of Directors of the Corporation authorized the amendment under the authority vested in said Board under the provisions of the Amended and Restated Certificate of Incorporation and of Section 502 of the Business Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its Vice President and Chief Financial Officer, the 2nd day of July, 2003.

CYBEX INTERNATIONAL, INC.

/s/ Arthur W. Hicks, Jr.
By:	Arthur W. Hicks, Jr. Vice President and Chief Financial Officer